Filed by Old National Bancorp

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Anchor Bancorp Wisconsin Inc.

Commission File No. 001-34955

On January 12, 2016, Old National Bancorp (“ONB”) held a conference call presentation with analysts and investors regarding its pending acquisition of Anchor BanCorp Wisconsin Inc. (“Anchor”). The following is the transcript of the presentation, the recording of which has been made available on ONB’s corporate website. The presentation slides referred to in the following transcript were previously filed on January 12, 2016 by ONB pursuant to Rule 425 under the Securities Act of 1933, and the transcript should be read in conjunction with those materials.

Additional Information for Shareholders

Communications in this transcript do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, ONB will file with the SEC a Registration Statement on Form S-4 that will include a Proxy Statement of Anchor and a Prospectus of ONB, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about ONB and Anchor, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from ONB at www.oldnational.com under the tab “Investor Relations” and then under the heading “Financial Information” or from Anchor by accessing Anchor’s website at www.anchorbank.com under the tab “About Us.”

ONB and Anchor and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Anchor in connection with the proposed merger. Information about the directors and executive officers of ONB is set forth in the proxy statement for ONB’s 2015 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 13, 2015. Information about the directors and executive officers of Anchor is set forth in the proxy statement for Anchor’s 2015 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 27, 2015. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Forward-Looking Statements

This transcript and its accompanying materials contain certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements about the expected timing, completion, financial benefits and other effects of the proposed merger between ONB and Anchor. Forward-looking statements can be identified by the use of the words “anticipate,” “believe,” “expect,” “intend,” “could” and “should,” and other words of similar meaning. These forward-looking statements express management’s current expectations or forecasts of future events and, by their nature, are subject to risks and uncertainties and there are a number of factors that could cause actual results to differ materially from those in such statements. Factors that might cause such a difference include, but are not limited to: expected cost savings, synergies and other financial benefits from the proposed merger might not be realized within the expected time frames and costs or difficulties relating to integration matters might be greater than expected; the requisite shareholder and regulatory approvals for the proposed merger might not be obtained; satisfaction of other closing conditions; delay in closing the proposed merger; the reaction to the transaction of the companies’ customers and employees; market, economic, operational, liquidity, credit and interest rate risks associated with ONB’s and Anchor’s businesses; competition; government legislation and policies (including the impact of the Dodd-Frank Wall Street Reform and Consumer Protection Act and its related regulations); ability of ONB and Anchor to execute their respective business plans (including integrating the ONB and Anchor businesses); changes in the economy which could materially impact credit quality trends and the ability to generate loans and gather deposits; failure or circumvention of our internal controls; failure or disruption of our information systems; significant changes in accounting, tax or regulatory practices or requirements; new legal obligations or liabilities or unfavorable resolutions of litigations; other matters discussed in this transcript and other factors identified in ONB’s Annual Report on Form 10-K and other periodic filings with the SEC. These forward-looking statements are made only as of the date of this transcript, and neither ONB nor Anchor undertakes an obligation to release revisions to these forward-looking statements to reflect events or conditions after the date of this transcript.

CONFERENCE CALL TRANSCRIPT

Operator (Victoria):

Welcome to Old National Bancorp’s special conference call. This call is being recorded and has been made accessible to the public in accordance with the SEC’s regulation FD. The call, along with corresponding presentation slides, will be archived for 12 months on the Investor Relations page at oldnational.com. A replay of the call will also be available beginning at 7 AM central tomorrow through January 27. To access the replay dial 1-855-859-2056, conference ID code 24106561. Those participating today will be analysts and members of the financial community.

At this time all participants are in a listen-only mode. Following the management’s prepared remarks we will hold a question-and-answer session.

At this time the call will be turned over to Lynell Walton, Director of Investor Relations, for opening remarks. Ms. Walton?

Lynell Walton, Old National Bancorp Investor Relations Director:

Thank you, Victoria, and good morning everyone. I’m excited to be kicking off this conference today as we discuss our newly announced partnership with Anchor BanCorp and entry into the state of Wisconsin. Joining me on the call are Old National management members Bob Jones, Chris Wolking and Jim Ryan, as well as Chris Bauer from Anchor.

Some comments today may contain forward looking statements that are subject to certain risks and uncertainties that could cause the Company’s actual future results to materially differ from those discussed. Please refer to the forward-looking statement disclosure contained on slide 3 as well as our SEC filings for a full discussion of the Company’s risk factors. Additionally, certain non-GAAP financial measures will be discussed on this conference call. References to non-GAAP financial measures are only provided to assist you in understanding Old National’s results and performance trends and should not be relied upon as a financial measure of actual results or future projections. Reconciliations for such non-GAAP measures are referenced and included within the presentation.

And now to fully discuss our new partnership, I’ll turn the call over to Bob Jones.

Bob Jones, Old National Bancorp’s President and CEO:

Thanks Lynell and I hope everybody was as thrilled as I when listening to Lynell’s disclosures. I just might mention, for those of you that are not in Madison, Wisconsin today, it is low single digits with a wind chill of minus 15. So clearly, when we took the pause off, it wasn’t intended for anything other than great markets with great people, and not great weather… but we’re thrilled to be here.

I thought I might just start with going back to the 19th of November when we held our Analyst and Investor Day in Ann Arbor. The question was raised about the pause and when would the pause be up. And we were pretty direct in saying that we felt we were well-positioned, that we’d fully integrated our other partnerships, and we were ready to move forward with the right transaction. Clearly, we believe today that we’ve done that. We used a couple of words as we talked about the pause at that time and taking our foot off the pause, which was the transaction and the partnership had to be compelling both in terms of the markets as well as the consistency with the rest of our transformational growth strategy. Again, I believe we’ve done that.

We needed it to be a disciplined approach, both in terms of our due diligence as well as our financials. And again, I think we’ve accomplished that. I think probably the most important for me was the need to be very cognizant of the tangible book dilution and the earn back, and as we walk through this, I think we’ve done that as well.

Many of you know Anchor. Many of you know the history of Anchor. Anchor is a 46 branch, $1.5 billion in loans and $2.2 billion in assets as of the end of September, but what Anchor really is, is a great turnaround story. Chris Bauer and his team have done a wonderful job of turning around a wonderful franchise with almost a 100 year history and they represent just a great opportunity for us, particularly in the markets they’re in. Clearly, Madison being their largest market and their headquarter market, represents just a phenomenally good market for us. Madison is one of the most attractive markets in the Midwest, consistent with markets like Ann Arbor, Bloomington and Grand Rapids for us.

The transaction is based on the 10-day average of our stock price as of last Friday. So a $461 million transaction. It is a 60/40 split between stock and cash. We do have fixed exchange ratio on the share price, and obviously the cash will vary. Today that represents about $187 million in cash and a little over $270 million in stock value.

So look at the pricing as 1.28% priced against tangible book and 13 times price against earnings with cost saves. Again, as you look to any Midwest comparables as well as our prior transactions, I believe you’ll find that to be a positive trend.

We do expect to close this in the second quarter. We’ve had very good discussions with our regulators, and feel comfortable that we’ve got our ducks in a row. And again, a lot of it’s a testament to Chris and his team.

Turning to slide 6, to talk a little bit about the financial returns. Obviously, we believe this is a very good strategic fit, but probably more importantly, again as I mentioned, Chris and his team have done an excellent job.

This is a Company that’s extremely well-positioned for growth. They’ve done all the hard lifting. I’ve had an opportunity over the last few hours to meet with the troops and they’re very excited and they’re just really good people.

So, we feel that the base that Chris and his team has given us is very positive. Obviously there’s operating efficiencies that will drive the leverage and the profitability. Our team and working with Chris’s team have done an excellent job on due diligence. We’ve identified over 30% cost savings already, and obviously we’ve got a good track record of successful partnerships since 2007, since we’ve laid out our growth strategy.

Our tangible book dilution is approximately $.30 at closing. Using the crossover method, we have slightly less than a 2 1⁄2 year earn back on that tangible book, which is well within the line in the sand that we drew in Ann Arbor of five years. We do expect this transaction to be accretive in 2016, about 4% without the one-time transaction related expenses. And again, in 2017, we look for this transaction to be 9% accretive, which is at the upper end of the range of other partnerships that we’ve done. Our internal rate of return is a little over 18%, and we will remain well-capitalized.

As you get to those financials, again, I talked about the cost savings. We’ll realize about 75% of the cost savings in 2016 and fully realize in 2017. Daryl actually did the due diligence with our team on the loan side. We have a mark on the credits—a total gross mark of 2.6%, a loan interest rate mark of 2.8%, and again both of those would be at the low end of the prior partnerships that we’ve done. Again, we have a high-end range of our merger-related charges of $46.5 million. We do have the capital necessary to conduct the transaction, and we don’t anticipate any issues with meeting those obligations.

Turning to slide 7, the common question we may get is why Wisconsin? Rather than calling this a big 10 strategy, what it really is is comparable markets with great growth that we think have great potential. Wisconsin—the market looks a lot like Indiana—looks a lot like the portions of Michigan that we’re in. It’s a very dynamic market. Madison itself is particularly dynamic, but the balance of the franchise and what we call the “triangle” shares that same opportunity, and Milwaukee looks a lot like Indianapolis. It’s a market we look forward to taking our model to.

You see the statistics here on slide 7. Obviously, everything you read… Wisconsin is clearly on the move. You’ve got great leadership, great opportunities, and I think again the market will react very positively to a strong community bank within these markets.

Turning to slide 8, just to reinforce some of the dynamics that are in the franchise. What we’ve laid out here is what Anchor today looks like in terms of population, household income both current and projected. And you can see as compared to Old National and compared to the balance of the state, Chris and his team have clearly positioned this Company in the right markets with the right growth parameters.

Madison itself is the 17th largest MSA and has the sixth highest population growth in the Midwest. It really is as you see, third in projected household income. So again, while we’re excited about all the markets we are entering, we are really excited about the opportunity in Madison. Again, it looks a lot like some of our other new markets we’ve entered.

Slide 9, just again to reinforce our strategic rationale. I talked a lot about those core markets—it’s important to realize that the platform that has been built by the Anchor team allows us a great deal of opportunity for additional product sales, service enhancements, and allows us as Old National to continue to leverage what we’ve done, crossing the $10 billion. Just to remind everybody, we do not need to make any other investments. We’ve crossed the $10 billion hurdle, our infrastructure is in place, we are in the process of DFAST, etc., so we feel very, very comfortable there are no additional costs for us as we get bigger.

We do believe there are some deep, deep client relationships on the Anchor side where we can sell additional products. I’ll talk a little bit about those in a minute. And, we do believe that this franchise represents a couple of great opportunities. One, we think it is a really great entry point into a terrific state. We also believe that it provides a platform for future consolidation opportunities. As you look at the Wisconsin banking landscape, we believe with all the changes in the regulatory environment and other issues in our industry, that there may be some opportunities for future consolidation. Chris and his team are very well-versed and comfortable in the market and know a lot of people, so we will be working with them.

I would mention I think anybody that knows us well, the first thing we look at in any partnership is culture. Our first meeting with Chris and Tom Dolan, it was almost as if we could finish each other’s sentences. And as Chris said, it was like a hand going into the glove.

Chris is here and we’ll talk about it. It was a competitive process. Their bankers did their normal great job, but ultimately at the end of the day, while the financials are compelling, I think the cultural opportunities really represent some great upside for us as we go forward. And as I said, with Chris and his team’s relationships, we look forward to using this platform for future opportunities.

On slide 10, I talk a little bit about future opportunities with cross sell. It’s important to realize that as we’ve looked at our financial modeling, we’ve not included a lot of revenue growth. I think everybody knows, we call revenue growth in partnerships “if-come.” If it comes, it’s great, but I don’t want to hang my hat on it with you all in our investment base. So not included in the modeling is the enhanced small business lending. As you know in our partnership with United Bank in Ann Arbor, we have a great product set and really outstanding small business lending capabilities. And we believe that plays very well into the Wisconsin market.

We also think capital markets, we think agricultural lending. In fact, I’ve met with some folks already that are in the southern part of the state. They’re very excited about the opportunity on the ag side. We have enhanced residential lending products that are not built in the model.

Anchor does not have wealth management or trust services. As everybody knows, we’ve got slightly over $8 billion in trust assets under management. We’re going to have our team up here next week to begin thinking about ways to cross sell that and private banking, as well as our insurance services and then online banking. But again, those are all future opportunities not included in the model that we’ve shown you, but we think really portend for a very bright future in these markets.

Again on slide 11, I think everybody knows Anchor. What I would focus on, on this deck, is the last three bullet points. And again, I think it’s a real testament to Chris and Bill and Tom and the whole team. As you know, Anchor was recapitalized in 2013. They reemerged as a public company in October 2014. They’ve had eight consecutive quarters of profitability. And again, I just can’t tell you what a great job that Chris and his team have done.

Like Old National, this is a company that has a long history in the markets. It’s a company that’s done a great job with integrating into their community, and we think that with our philosophy and the similar philosophy at Anchor that we’ve got a lot of upside to what we can do.

Slide 12 just gives you a map that represents why we again think this makes an awful lot of sense. On the left hand side, you can see what we refer to as the “triangle.” Almost 70% of the Anchor branches are inside the triangle, almost 75% of their deposits, and these are very, very good markets. And if you look to the right side, you can see that absent Chicago, and I think everybody knows our philosophy on the great city of Chicago, this really is a natural extension of the markets that we’re in today. And we think it makes a lot of sense. It’s about 57 miles across the lake from Grand Rapids to Milwaukee. Chris is committed to try to find a hovercraft that we could use if at all possible, but we do think there’s a lot of opportunities. And again, the markets are very similar.

To that point, on slide 13, you’ll look at the demographics of the major markets we’re in—Madison, Milwaukee and what’s called the Fox Valley. I’ve spoken a lot about Madison, but again, a very dynamic market. Milwaukee, and again, I would argue looks a lot like Indianapolis, both in terms of demographics as well as the other areas and we look forward to that. And then the Fox Valley is really the icing on the cake as you think about the opportunities that we have and the great dynamics that are happening in Wisconsin.

Slide 14, I think it’s really important for us to remind everybody of where we’ve come from over the last almost 10 years. As you look at slide 14, and we’ve highlighted in yellow the markets that have either been enhanced through our partnerships, or newly entered markets through our partnerships. If you went back 11 years ago, our largest market was Evansville, followed by Terre Haute, Indianapolis and Jasper, Indiana. Clearly, those are good markets, good profitability for us, but the growth dynamics are just not as vibrant as the other markets. So through a lot of hard work and transformation, you can see we’ve entered a lot of new markets.

We’re performing at a level at or above where we expected to be in those markets as we look backwards and forwards. And again, I think it’s a testament to the hard work of our team.

We’ve done that similar transformation strategy just on a timeline basis on slide 15. Just to remind everybody, over the last seven plus years, we’ve acquired 209 locations, we’ve sold 39 and we’ve consolidated 152. We’ve partnered with a number of banks and been very active at really changing the dynamics of our franchise, and I think our announcement today just really is a significant move towards continuing that transformation into those growth markets. So we’re very excited about it.

I will close before we open it up for questions with just reinforcing… We will, on a pro forma basis, be about $14.2 billion in total assets. But for us, our basic bank strategy remains the same as we think about Wisconsin. We will continue to focus on our core brand, which is what we do in our communities and how we support them. Community banking is very important to us, and I think again, will play very, very well in the Wisconsin markets.

We are deeply committed to local leadership. Chris and I and others will continue to work to make sure we have all the right leaders. Chris is committed to stay with us, and do what he can do to make sure this transition happens as easy as possible. Chris has deserved some well-deserved time off, and at the appropriate time will be taking that time off, but he’s committed to help us through the process.

We are a community partner. We do believe in local credit decisions. Daryl is actually up here with me, and we’re going to work very hard to put in a credit organization that is focused on Wisconsin, that is focused on also the Old National credit culture which is almost identical to what Anchor has put in place under Martha’s leadership.

Credit quality, improving growth will still be a major focus, but ultimately, what this is all about is bringing all of Old National combined with the strength of Anchor into just another dynamic market, and allowing for those growth opportunities.

So again, as I said at the beginning, we are very, very excited about our first transaction post the pause. We think it hits every data point we expected as we were going forward. So we are thrilled to be here, Chris is here as well to answer any questions. But with that, I’d like to open the line for questions.

Questions &Answers:

Operator:

Your first question comes from the line of Scott Siefers of Sandler O’Neill.

Q: Scott Siefers, Sandler O’Neill:

Congratulations. I guess the first question I had is, I certainly understand the rationale behind why Wisconsin makes sense. They certainly lead the demographics. But I think the question I’m getting most is when Wisconsin became of interest to you guys? You guys have been very, very transparent about areas that are and are not of interest to you. And I think the only head scratching I’m getting is on when Wisconsin got added to that list?

A: Bob Jones:

It’s a great question, Scott. And the reality is, it became of interest when Chris and his team went through their strategic process. We were approached—as we looked at the markets, we clearly had said Michigan, Indiana, Kentucky. But as we dug deeper into the Wisconsin markets and got to understand them better, it was clear to us that Wisconsin was identical to a Michigan, identical to an Indiana. And it just began to make sense to us. And then the more we met with Chris and his team, the more we just felt the cultural similarities in the markets as well as the people, it just made sense. So it’s exactly what happened.

Q: Scott Siefers:

Okay. Alright, perfect. Thank you. Then the follow up is a more quantitative one. You guys are suggesting about 9% accretion in 2017. I think just as I do my own modeling, I’m having a little trouble getting to a number that high. So if you can just walk me through how you get to such a significant number that year, and if there are any nuances like DTAs, NOLs, accretable yields you’ll be taking advantage of that help that number to get that high.

A: Bob Jones:

Really where we get to, Scott, as we take the street estimates for Old National and then working with the team at Anchor, we took their forecast, and we built in a little bit of growth based on our experience in the markets like in Ann Arbor and in Grand Rapids. And as you combine those two—and back on slide 18 will give you a little more detail on it. But there’s no… it’s just core earnings that get us to that number.

Q: Scott Siefers:

Okay.

A: Bob Jones:

Probably the one number that’s probably a little different than what you’d have would be the forecast that we have for Anchor. And that’s really based upon the cost saves, plus some of the growth we believe we can get in their core products without adding any of our additional products to it.

Q: Scott Siefers:

Okay. All right, that’s good color. Thank you very much.

Operator:

Your next question comes from the line of Emlen Harmon with Jefferies.

Q: Emlen Harmon, Jefferies:

Good morning, everyone. I’m actually—if you don’t mind, I’m going to keep that last question rolling here. Because on slide 18, you guys included in that 2017 estimate, you’ve got about $5.5 million of purchase accounting adjustments. Could you give me a sense of what’s included in that bucket, whether it’s accretable yield, NOLs, if there are other effects in there? Because that ends up being a lot of times a catch all. There could be a lot in that category, I guess would be the way to say it.

A: Bob Jones:

It’s really the balance sheet marks.

Q: Emlen Harmon:

Yes, Okay.

A: Bob Jones:

So no accretable yield, it’s just the marks.

Q: Emlen Harmon:

Okay. And then we look at the footprint now, there’s, at least if we don’t cross the lake, there’s a bit of a gap in there. Is there a desire at some point to tie the footprint together? I know for a long time, we’ve talked about avoiding Chicago, but maybe there’s potential to go west of there. Do you feel like you want to unify the footprint at some point in time? And is Wisconsin—will you guys be adding any other markets I guess to your target lists?

A: Bob Jones:

To answer your first part, and with all due respect to our friends in Illinois, until we can get comfortable that the Illinois economy meets what we see in Wisconsin, Michigan, Indiana, I really don’t see us moving into Illinois any time in the near future. Clearly, our model still doesn’t work real well in such a competitive market as Chicago, and we feel very comfortable that we can manage Wisconsin without having to be connected through Illinois. You never say never, Emlen. I think given this entry into Wisconsin and some of the growth opportunities we still see in Michigan and Indiana and Kentucky, I think we’ve got enough work to do. As we think about other states, we’ve been pretty clear about looking to the east to Ohio that we just don’t see us going there, and have pretty much put a line in the sand on Illinois. So I think we’ve got a lot of opportunity in the states we are in right now.

Q: Emlen Harmon:

Great, thanks. I will step back, and see who’s next.

A: Bob Jones:

Thanks, Emlen.

Operator:

Your next question comes from the line of Terry McEvoy with Stephens.

Q: Terry McEvoy:

Hello, good morning. Just the first question on the markets. You’ll be 5th in Madison, but somewhere closer to 32 in Milwaukee and you compared Milwaukee to Indianapolis. And I guess my question is, have you thought about what you potentially need to spend to be bigger in that market, and is any of that built into the projections that we see on slide 18?

A: Bob Jones:

No, there’s nothing built in it, Terry. And actually, when we got to Indianapolis, we were about 33rd and today we are I think 11th, so we’ve made some progress there. And again, if those markets are comparable, if we had those opportunities. But absent that growth, with more branches, I think we’ve got an opportunity to get great business and wealth opportunities. Chris is actually from Milwaukee, knows a lot of people in Milwaukee, and we think we can be a very strong niche player until we figure out if there’s another opportunity there.

Q: Terry McEvoy:

And as you look out at the Q2 2016 closing date, any thoughts on what your message will be around M&A? Will you be—will you go back on pause, or was that pause more temporary in nature and over the next two years you see yourself being active on the M&A side?

A: Bob Jones:

I would say the way I’d frame it is a disciplined approach to M&A. So I think again, we’ve got an infrastructure in place that can handle partnerships. If we have a similar opportunity, similar markets, we will continue to look for great opportunities. Because again, given the great challenges in our industry, I think scale is still important and I think growth is important. And if we can find partnerships like this, we’d be foolish not to look at them.

Q: Terry McEvoy:

And then just one last question, were you able to lock in key people at Anchor that were helpful in terms of the successful turnaround that you talked about earlier on the call to keep the business moving forward?

A: Bob Jones:

Our history is pretty good about making sure that the right people stay. Chris, as I mentioned, and I don’t know if it was public, but Chris is going to stick with us as long as necessary and will work with us and I think the balance of the team is committed to make sure this is very successful. So we feel very good, and having met with the troops today, I think we’ve got just great opportunities here.

Q: Terry McEvoy:

Thanks. Congrats to you and Chris.

A: Bob Jones:

Thanks.

A: Chris Bauer—Anchor Bank – CEO:

Thank you.

Operator:

Your next question comes from the line of Jon Arfstrom of RBC Capital Markets.

Q: Jon Arfstrom—RBC Capital Markets:

Good morning. Most of the questions have been handled here, but just a few. In terms of the revenue synergies, you talked about the $19.8 million forecast. I’m assuming that’s just natural momentum at Anchor. Is that correct?

A: Bob Jones:

Yes. It just reflects the great work that Chris and his team have done, and we’ve put nothing significant in the model. It really is just the momentum they’ve built. So, none of the other synergies from wealth, etc. would be built into our model.

Q: Jon Arfstrom:

Okay. And I’m at slide 10 on the synergies, where do you think the most material near-term opportunities are, Bob?

A: Bob Jones:

I think wealth management presents a great opportunity, I think small business and ag present great opportunities. I really believe our insurance opportunities are there. I think we’re generally seeing some excitement about all those products, capital markets even too you start to think about some of the foreign exchange and derivative opportunities that would be in the market.

Q: Jon Arfstrom:

C&I, assumptions on that?

A: Bob Jones:

It’s really one of the core products that Chris and his team have done. We’ve seen a historical growth from our Michigan markets, it exceeds double digits the first year past the partnership. The numbers that we built in the model for Anchor would be comparable to what we saw in those markets, and again, it’s based on the demographics and the great people that we’ve got here. So nothing really off of the base.

Q: Jon Arfstrom:

And no new hiring really needs to take place to grow that?

A: Bob Jones:

Nothing built in the model for that. Now if we find the right opportunities, we’ll clearly look at those.

Q: Jon Arfstrom:

Okay. Just a few others, Chris Wolking, the cost of financing number in the accretion calculation. Can you walk us through your thoughts there?

A: Chris Wolking—Old National Bancorp—Senior EVP & CFO:

Well I think the cost of financing is for us what we would expect to be a reasonable long-term rate, given our current cash balance and what we’d expect to need to get to that total cash balance of $187 million. From accretion standpoint, as Jim noted, we’re at different locations here so I can’t make eye contact with him… but, as Jim noted, what we’ve got in the model is that which we’d expect related to the interest rate marks, the balance sheet marks driven by interest rate which we always build into our expectations. So it’s a pretty straightforward model. As Bob noted, we don’t have revenue synergies in there, we don’t have anything besides that which we would normally see in the transaction and what we’ve traditionally put in our models.

Q: Jon Arfstrom:

Okay. And then the last one, Bob, the plan is to change the Anchor name to Old National upon closing?

A: Bob Jones:

Yes. Upon conversion, closing and conversion. With the regulatory, we could get—depending on that, we’ve got to make sure we’re in proper stead for the conversion, but once we do convert we will change the name.

Q: Jon Arfstrom:

Okay, thanks.

A: Bob Jones:

Thanks, Jon.

Operator:

Your next question comes from the line of Andy Stapp with Hilliard Lyons.

Q: Andy Stapp, Hilliard Lyons:

Good morning, and congratulations. And also thank you for announcing this deal before earnings season.

A: Bob Jones:

The timings not real good for us all by the way.

Q: Andy Stapp:

Yes, my questions have been asked and answered. Thank you.

A: Bob Jones:

Great. Thanks, Andy.

Operator:

Your next question comes from the line of Chris McGratty with KBW.

Bob Jones:

I was disappointed, Chris, I hadn’t heard from you. So how good am I at poker, buddy?

Q: Chris McGratty:

You win. Couple modeling questions, thanks for taking the questions. Maybe if I start with the CDI, I’m looking at the deck, I think you gave it on a percentage basis. But everyone calculates a little bit differently, is that about a $23 million CDI number all in?

A: Bob Jones:

I’m going to have Jim Ryan answer. He’s the one that runs the model.

A: Jim Ryan—Old National Bancorp—EVP & Director of Corporate Strategy:

It’s on core, Chris. And let me see if I’ve got the exact dollar number, and we are using an accelerated method, so over seven years to give you a sense, but let me see if I can get the exact dollar number for you.

Q: Chris McGratty:

Okay. Maybe I’ll keep going while you’re digging that up, that would be great. Any impact on the go-forward tax rate for Old National given the NOLs at Anchor, or should we just be assuming that the status quo tax rate in the accretion numbers?

A: Chris Wolking:

I’m sorry, Chris, I missed that question. This is Chris Wolking. Could you repeat that?

Q: Chris McGratty:

Just the tax rate going forward, is there any fluctuations because of the deal?

A: Chris Wolking:

Not just that we’d expect. We do have the advantage of the deferred tax asset going forward, which will come through our balance sheet. But at this juncture, we haven’t made any projections on tax rates.

Q: Chris McGratty:

Okay. And then maybe the last question. I’m interested, if you could, everyone calculates the earn back and what goes into that a bit different. Could you, Jim, walk us through what’s in that 2 1/2 year I think crossover method that you elaborated in the release? Some of the questions that I’ve been getting and some of the questions on a little bit not buttoned up on are, is the interest rate, credit mark and the merger charges all in there? Is it not? But any elaboration would be really helpful I think for the street.

A: Jim Ryan:

Yes, Chris, you’re right. All of the earnings are in there, just we’ve had all of the one-time charges included in there. The nuance may be—we’ve got about $0.30 of book value dilution with that 9% accretive. The nuance may be the return of capital, which is essentially taking that deferred tax asset, a non-earning asset, and converting it into an earning asset over time. So the Delta between maybe what you’re short math would come up with on a traditional deal and maybe the earn back we’re reporting at less than 2 1/2 years, is just the conversion of that deferred tax asset into a working asset at that point in time, earning asset.

Q: Chris McGratty:

Okay.

A: Jim Ryan:

But all of the cost savings are in there, all of the one-time charges are in there. There’s no—we’re obviously getting the earn back of the interest rate loan marks, which are primarily loans, not other balance sheet products. But there’s no accretable yields coming off of the loan mark itself.

Q: Chris McGratty:

Okay. I think I’m with you, and I might call you to follow up. But thanks for taking my questions.

A: Jim Ryan:

I’m sorry, the CDI was $22.6 million.

Q: Chris McGratty:

All right. Great, thank you.

A: Bob Jones:

Thanks, Chris.

Q: Chris McGratty:

Thanks a lot.

Operator:

There are currently no further questions.

Bob Jones:

Great. Obviously, if anyone has questions, particularly related to the model, reach out to Lynell. She can pull in Jim and Chris. But again, appreciate everybody’s time and attention. And I just again would close with thanking Chris and his team for a great job, Chris Bauer and his team for a great job in getting Anchor to this spot and we look forward to the future. Have a great day everybody.

Operator:

This concludes Old National’s call. Once again, a replay along with the presentation slides will be available for 12 months on the Investor Relations page of Old National’s website, oldnational.com.

A replay of the call will also be available by dialing 1-855-859-2056, conference ID code 241-06561. This replay will be available through January 27. If anyone has additional questions, please contact Lynell Walton at 812-464-1366. Thank you for your participation in today’s conference call.